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                                   EXHIBIT 1

          MEGO FINANCIAL CORP. RECEIVES FAVORABLE RULING FROM IRS FOR
           TAX-FREE SPIN-OFF OF ITS MEGO MORTGAGE CORPORATION SHARES

        Las Vegas, Nevada - August 6, 1997 - Mego Financial Corp. ("MEGO Financial") (Nasdaq/NNM:MEGO) today announced that it has received a favorable ruling from the Internal Revenue Service regarding the potential tax-free distribution to current shareholders of Mego Financial of all of its 10 million shares of its 81.3%-owned subsidiary, Mego Mortgage Corporation
(Nasdaq/NNM:MMGC).

        The Board of Directors of the Company has set August 27, 1997 as the record date for the distribution of shares, which will take place on September 2, 1997.

        Mego Financial Corp. is a financial services company that provides consumer financing to purchasers of timeshare interests and land parcels. It also owns Central Nevada Utility Company, serving a large portion of the fast-growing Pahrump Valley, near Las Vegas. The Company is headquartered in Las Vegas and has properties it develops under the banner of Ramada Vacation Suites in Las Vegas and Reno, Nevada, New Jersey, Colorado, Florida and Hawaii. Mego Mortgage Corporation is a specialized consumer finance company that originates, purchases, services and securitizes conventional home improvement loans, as well as debt consolidation loans and FHA Title I loans. Headquartered in Atlanta, Georgia, Mego Mortgage operates nationwide through 20 branch offices.